Exhibit 99.1

IAMGOLD announces investment in GoldON Resources

All amounts are expressed in Canadian dollars.

TSX: IMG    NYSE: IAG

TORONTO, April 3, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that, indirectly through a wholly owned subsidiary, it has acquired, as a result of a subscription to a private placement in the amount of $150,000, an additional 1,500,000 common shares of GoldON Resources Ltd. ("GoldON") and 1,500,000 warrants to acquire an equivalent number of common shares of GoldON. GoldON, which is focused on exploration in northern Ontario, was formerly known as Newcastle Minerals Ltd. Each warrant entitles the purchase of one common share for $0.15 in the first year and $0.20 in the second year of issuance.

IAMGOLD's current indirect ownership of 3,500,000 common shares of GoldON represents approximately 13.6% of the outstanding common shares.  If the 1,500,000 common share purchase warrants were to be exercised, its indirect ownership would increase to 5,000,000 common shares of GoldON, or approximately 18.4% of the outstanding common shares.

The common shares and warrants to purchase common shares of GoldON acquired indirectly today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of GoldON.  It is the intention of IAMGOLD to evaluate its investment in GoldON on a continuing basis, and such holdings may be increased (including increases resulting from the exercise of the warrants) or decreased in the future.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused on certain regions in Canada and select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report on GoldON Resources Ltd's SEDAR profile at www.sedar.com. A copy of the report may be obtained by contacting Laura Young at 416 933 4952.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

IAMGOLD Corporation
401 Bay Street, Suite 3200
PO Box 153
Toronto, ON M5H 2Y4

CO: IAMGOLD Corporation

CNW 17:01e 03-APR-13